FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

March 27, 2020

Commission File Number	001-31335
.
AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized

(the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “AU Optronics Corp. Files 2019 Annual Report on Form 20-F”, dated March 27, 2020.

2.	Taiwan Stock Exchange filing entitled, “To announce the differences for consolidated financial statements prepared in accordance with Taiwan IFRS and IFRS for the year of 2019”, dated March 27, 2020.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: March 27, 2020	By:	/s/ Benjamin Tseng
		Name:	Benjamin Tseng
		Title:	Chief Financial Officer

Item 1

News Release

AU Optronics Corp. Files 2019 Annual Report on Form 20-F

Issued by: AU Optronics Corp.
Issued on: March 27, 2020

Hsinchu, Taiwan, March 27, 2020 –

AU Optronics Corp. ("AUO" or the "Company") (TWSE: 2409; OTC: AUOTY) today announced that it has filed its annual report on Form 20-F for the year ended December 31, 2019 with the U.S. Securities and Exchange Commission (the "SEC"). The 2019 20-F is available on AUO's website at http://auo.com and on the website of the SEC at www.sec.gov. Hard copies of the audited financial statements included in the 2019 Form 20-F are available upon request to shareholders free of charge. To request a copy of the 2019 Form 20-F, please forward your request to https://app.irdirect.net/company/49733/hotline/.

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ABOUT AU OPTRONICS

AU Optronics Corp. (“AUO”) is one of the world’s leading providers of optoelectronic solutions. Based on its profound R&D and manufacturing experience, AUO offers a full range of display applications and smart solutions integrating software and hardware, and leverages its core expertise to enter new business areas such as solar, smart retail, general health, circular economy and smart manufacturing service. Additionally, AUO has also been named to the Dow Jones Sustainability World Index since 2010. AUO’s consolidated net revenues in 2019 were NT$268.79 billion. For more information, please visit AUO.com.

Safe Harbour Notice

AU Optronics Corp. (“AUO” or the “Company”) (TWSE: 2409), a global leader of TFT-LCD panels, today announced the above news. Except for statements in respect of historical matters, the statements contained in this Release include “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance of and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on March 27, 2020. In addition, our SEC reports, including our Annual Report on Form 20-F contains other information on these and other factors that could affect our financial results and cause actual results to differ materially from any forward-looking information we may provide. We undertake no obligation to update or revise any forward-looking statements to reflect subsequent events, new information or future circumstances.

For more information, please contact:

Public Communication Dept.

Jessie Lee	Tel: +886-3-5008800 ext 3206	Email : jessie.jc.lee@auo.com
Katie Chen	Tel: +886-3-5008800 ext 3615	Email : katie.chcen@auo.com

Item 2

AU Optronics Corp.

March 27, 2020

English Language Summary

Subject:	To announce the differences for consolidated financial statements prepared in accordance with Taiwan IFRS and IFRS for the year of 2019

Regulation:	Published pursuant to Article 4-47 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2020/03/27

Contents:

1. Date of occurrence of the event:2020/03/27

2. Of which year/ quarter financial report required to be adjusted:

The consolidated financial statements for the year of 2019.

3. Accounting principles applied (domestic listing securities):

International Financial Reporting Standards endorsed and issued into effect by the ROC Financial Supervisory Commission (“Taiwan IFRS”)

4. Inconsistent items/ amounts (domestic listing securities):

Consolidated net loss attributable to shareholders of the parent company of NT$19,185,258 thousand, total comprehensive loss attributable to shareholders of the parent company of NT$20,192,454 thousand, basic and diluted loss per share, net of tax, of NT$2.00 and NT$2.00, respectively, for the year ended December 31, 2019; consolidated total assets of NT$397,637,591 thousand, consolidated total liabilities of NT$209,660,842 thousand, non-controlling interests of NT$11,304,909 thousand, and equity attributable to shareholders of the parent company of NT$176,671,840 thousand as of December 31, 2019.

5. Accounting principles applied (securities issued overseas):

International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) for the purpose of filing the annual report on Form 20-F with the U.S. Securities and Exchange Commission.

6. Inconsistent items/ amounts (securities issued overseas):

Consolidated net loss attributable to shareholders of the parent company of NT$18,767,191 thousand, total comprehensive loss attributable to shareholders of the parent company of NT$19,774,387 thousand, basic and diluted loss per share, net of tax, of NT$1.96 and NT$1.96, respectively, for the year ended December 31, 2019; consolidated total assets of NT$386,356,996 thousand, consolidated total liabilities of NT$207,455,122 thousand, non-controlling interests of NT$11,304,907 thousand, and equity attributable to shareholders of the parent company of NT$167,596,967 thousand as of December 31, 2019.

7. Cause of the inconsistency:

The differences between Taiwan IFRS and IFRS followed by AU Optronics Corp. (“AUO”) for year 2019, in addition to the accumulated effects of differences carried over from prior years, mainly come from tax on undistributed earnings.

8. Any other matters that need to be specified:

For more details, please refer to AUO’s annual report on Form 20-F at: https://auo.com/en-global